Exhibit 99.1

GRACO INC. P.O. Box 1441 Minneapolis, MN 55440-1441 NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, July 23, 2014	Financial Contact: James A. Graner (612) 623-6635 Media Contact: Bryce Hallowell (612) 623-6679

Graco Reports Record Sales and Earnings

Sales Growth for the Quarter in All Segments and Regions

MINNEAPOLIS, MN (July 23, 2014) - Graco Inc. (NYSE: GGG) today announced results for the quarter and six months ended June 27, 2014.

Summary

$ in millions except per share amounts

	Thirteen Weeks Ended			Twenty-six Weeks Ended
	June 27, 2014	June 28, 2013	% Change	June 27, 2014	June 28, 2013	% Change

Net Sales	$322.5	$286.0	13%	$612.5	$555.1	10%
Operating Earnings	85.8	75.2	14%	160.6	146.7	9%
Net Earnings	66.2	57.8	15%	117.0	110.0	6%
Diluted Net Earnings per Common Share	$1.07	$0.92	16%	$1.88	$1.76	7%

—	Sales for the quarter increased in all reportable segments and regions, with double-digit percentage growth in Industrial and Contractor segments.

—	Gross margin rates were slightly lower than last year due to changes in product mix and lower margins from acquired operations.

—	Expense leverage offset the effects of lower gross margin rates on operating earnings.

—	In the first 6 months of the year, the Company used $65 million cash to acquire a business and returned $127 million to investors through dividends and Company stock repurchases.

“Demand levels around the world firmed in the second quarter, as we experienced solid growth in all segments and geographies,” said Patrick J. McHale, Graco’s President and CEO. “Contractor segment sales increased double-digits, led by the continued recovery in the U.S. construction sector and an improved professional painting market throughout the EMEA region. The Industrial segment posted organic sales growth in the mid-single digits in all regions and showed growth in every product category, reflecting a broad base of activity levels. Industrial lubrication product demand was the primary driver of the Lubrication segment’s high single-digit sales growth in the second quarter. Recent acquisitions and strategic investments in regional and product expansion had a slightly dilutive impact on operating margins, but we believe returns on these investments will contribute to Graco’s growth in the quarters and years to come.”

More . . .

Page 2 GRACO

Consolidated Results

Sales for the quarter increased 13 percent, including increases of 15 percent in the Americas, 12 percent in EMEA (8 percent at consistent translation rates) and 7 percent in Asia Pacific. Year-to-date sales increased 10 percent, including increases of 15 percent in the Americas and 10 percent in EMEA (6 percent at consistent translation rates). Sales were flat in Asia Pacific. Sales from operations acquired in the fourth quarter of 2013 and the first quarter of 2014 totaled $10 million for the quarter (contributing 4 percentage points of growth) and $17 million year-to-date (3 percentage points of growth).

Gross profit margin, expressed as a percentage of sales, was 55 percent for both the quarter and year-to-date, down less than one percentage point from the comparable periods last year. Changes in product mix and lower margins in acquired operations contributed to the decrease in both the quarter and year-to-date. Non-recurring inventory-related purchase accounting effects of $1 million and lower margins in acquired operations accounted for nearly half of the year-to-date decrease.

Total operating expenses for the quarter were $7 1⁄2 million (9 percent) higher than second quarter last year. Year-to-date operating expenses were $13 million (8 percent) higher than last year. Expenses of acquired operations and spending on regional and product growth initiatives accounted for more than half of the increase for both the quarter and year-to-date. As a percentage of sales, total operating expenses for the quarter were 28 percent, down 1 percentage point from the second quarter last year and year-to-date operating expenses were down by one-half percentage point.

Other expense (income) included dividends received from the Liquid Finishing businesses that are held separate from the Company’s other businesses. Such dividends totaled $11 million for the quarter and $15 million year-to-date, consistent with the comparable periods of last year.

The effective income tax rate of 28 percent for the quarter was 1 percentage point lower than the comparable period last year. The decrease resulted from higher foreign earnings that are taxed at lower rates than in the U.S., partially offset by the impact of the federal R&D credit not being renewed for 2014. The effective year-to-date income tax rate of 29 percent was 1 percentage point higher than last year. Last year’s rate included the favorable impact of the R&D credit that was renewed in 2013 retroactive to the beginning of 2012. The increase in the effective rate as a result of the expiration of the R&D credit for 2014 was partially offset by the impacts of higher foreign earnings taxed at lower rates than in the U.S. and additional benefit from U.S. business deductions.

Segment Results

Certain measurements of segment operations are summarized below:

	Thirteen Weeks			Twenty-six Weeks
	Industrial	Contractor	Lubrication	Industrial	Contractor	Lubrication

Net sales (in millions)	$181.8	$111.1	$29.7	$358.2	$196.0	$58.3
Percentage change from last year
Sales	14%	13%	7%	11%	11%	6%
Operating earnings	12%	16%	4%	6%	14%	14%
Operating earnings as a percentage of sales
2014	32%	25%	23%	31%	24%	23%
2013	32%	25%	24%	33%	23%	21%

More . . .

Page 3 GRACO

Industrial segment sales for the quarter increased 14 percent, with increases of 18 percent in the Americas, 12 percent in EMEA (7 percent at consistent translation rates) and 8 percent in Asia Pacific. Year-to-date sales increased 11 percent with increases in the Americas and EMEA and a small decrease in Asia Pacific. First half results included the operations of QED Environmental Systems, acquired at the beginning of fiscal 2014, and EcoQuip, acquired at the end of fiscal 2013. Acquired operations contributed $10 million to sales in this segment for the quarter and $17 million year-to-date (6 percentage points of growth for the quarter and 5 percentage points for the year-to-date). Year-to-date operating margin rate for the Industrial segment decreased compared to last year due to lower margins on acquired operations, including the impact of non-recurring acquisition-related inventory valuation adjustments, and other investments in regional and product expansion.

Contractor segment sales for the quarter increased 13 percent, including increases of 13 percent in the Americas, 18 percent in EMEA (14 percent at consistent translation rates) and 1 percent in Asia Pacific. Year-to-date sales increased 11 percent with strong increases in the Americas and EMEA. Operating margin rates in the Contractor segment were slightly higher than the rates for the comparable periods last year. The favorable effects of higher sales volume and expense leverage were partially offset by unfavorable effects of product mix.

Lubrication segment sales increased 7 percent for the quarter and 6 percent year-to-date, mostly from increases in the Americas. Higher sales volume, improved gross margin rate and expense leverage led to a higher year-to-date operating margin rate in the Lubrication segment.

Acquisition in 2012

On April 2, 2012, the Company completed the purchase of the finishing businesses of Illinois Tool Works Inc. The acquisition included Powder Finishing and Liquid Finishing equipment operations, technologies and brands. Results of the Powder Finishing business have been included in the Industrial segment since the date of acquisition.

Pursuant to a March 2012 order, the Liquid Finishing businesses were to be held separate from the rest of Graco’s businesses while the United States Federal Trade Commission (“FTC”) considered a settlement with Graco and determined which portions of the Liquid Finishing business Graco must divest.

In May 2012, the FTC issued a proposed decision and order which requires Graco to sell the Liquid Finishing business assets, including certain business activities related to the development, manufacture, and sale of products under the Binks®, DeVilbiss®, Ransburg® and BGK® brand names, no later than 180 days from the date the order becomes final. The FTC continues to work on resolving issues related to a proposed final decision and order.

The Company has retained the services of an investment bank to help it market the Liquid Finishing businesses and identify potential buyers. While it seeks a buyer, Graco must continue to hold the Liquid Finishing business assets separate from its other businesses and maintain them as viable and competitive.

The Company does not control the Liquid Finishing businesses, nor is it able to exert influence over those businesses. Consequently, the Company’s investment in the shares of the Liquid Finishing businesses has been reflected as a cost-method investment, and its financial results have not been consolidated with those of the Company. Income is recognized based on dividends received from current earnings and is included in other income. Once the FTC issues its final decision and order, and the Company completes the sale of its investment, there will be no further dividends from Liquid Finishing.

The Liquid Finishing businesses generated sales of $69 million and EBITDA of $15 million in the second quarter of 2014.

More . . .

Page 4 GRACO

Outlook

“After a solid first half of 2014, we are well positioned to achieve full-year growth in all segments and geographies,” stated Mr. McHale. “Our Contractor segment is poised to continue low double-digit growth in the Americas, benefitting from the recovery in the U.S. construction market. Stable macroeconomic conditions in developed economies and firming demand levels in the emerging markets of EMEA and China may provide upside to our outlook for mid-single-digit organic growth for the second half of the year.”

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, our Form 10-Qs and Form 8-Ks, and other disclosures, including our 2013 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: changes in laws and regulations; economic conditions in the United States and other major world economies; our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; whether we are able to effectively complete a divestiture of the acquired Liquid Finishing businesses, which has not been completed and remains subject to FTC approval; political instability; new entrants who copy our products or infringe on our intellectual property; supply interruptions or delays; risks incident to conducting business internationally; the ability to meet our customers’ needs and changes in product demand; results of and costs associated with, litigation, administrative proceedings and regulatory reviews incident to our business; compliance with anti-corruption laws; the possibility of decline in purchases from few large customers of the Contractor segment; variations in activity in the construction and automotive industries; security breaches and natural disasters. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2013 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com/ir and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

More . . .

Page 5 GRACO

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, July 24, 2014, at 10:00 a.m. CT, 11:00 a.m. ET, to discuss Graco’s second quarter results.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com/ir. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 1:00 p.m. CT on July 24, 2014, by dialing 888-203-1112, Conference ID #1832522, if calling within the U.S. or Canada. The dial-in number for international participants is 719-457-0820, with the same Conference ID #. The replay by telephone will be available through July 28, 2014.

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and coating materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com/ir.

More . . .

Page 6 GRACO

GRACO INC. AND SUBSIDIARIES

Consolidated Statement of Earnings (Unaudited)

	Thirteen Weeks Ended		Twenty-six Weeks Ended
(in thousands, except per share amounts)	June 27,	June 28,	June 27,	June 28,
	2014	2013	2014	2013
Net Sales	$322,549	$286,020	$612,511	$555,066
Cost of products sold	145,699	127,281	276,349	245,683

Gross Profit	176,850	158,739	336,162	309,383
Product development	13,405	12,467	26,564	24,888
Selling, marketing and distribution	49,503	44,556	95,845	87,910
General and administrative	28,094	26,499	53,200	49,871

Operating Earnings	85,848	75,217	160,553	146,714
Interest expense	4,676	4,625	9,264	9,387
Other expense (income), net	(10,764)	(10,851)	(14,192)	(15,246)

Earnings Before Income Taxes	91,936	81,443	165,481	152,573
Income taxes	25,700	23,600	48,500	42,600

Net Earnings	$66,236	$57,843	$116,981	$109,973

Net Earnings per Common Share
Basic	$1.10	$0.94	$1.93	$1.80
Diluted	$1.07	$0.92	$1.88	$1.76
Weighted Average Number of Shares
Basic	60,453	61,371	60,637	61,166
Diluted	62,028	62,841	62,233	62,624
Segment Information (Unaudited)
	Thirteen Weeks Ended		Twenty-six Weeks Ended
	June 27, 2014	June 28, 2013	June 27, 2014	June 28, 2013
Net Sales
Industrial	$181,763	$159,671	$358,189	$323,846
Contractor	111,121	98,498	196,027	176,126
Lubrication	29,665	27,851	58,295	55,094

Total	$322,549	$286,020	$612,511	$555,066

Operating Earnings
Industrial	$57,563	$51,530	$112,778	$106,749
Contractor	28,289	24,479	46,539	40,911
Lubrication	6,901	6,647	13,434	11,788
Unallocated corporate (expense)	(6,905)	(7,439)	(12,198)	(12,734)

Total	$85,848	$75,217	$160,553	$146,714

All figures are subject to audit and adjustment at the end of the fiscal year.

The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management’s Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com/ir.

# # #